Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: February 10, 2026

The information in this Q&A is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Questions and Answers

Related to the Proposed Reorganization of abrdn National Municipal Income Fund (“VFL”) into MFS Municipal Income Trust (“MFM”).

What’s going on?

On December 11, 2025, the Board of Trustees of VFL announced the approval of the reorganization of VFL into MFM, which will be presented to VFL shareholders for consideration. The Boards of certain other MFS managed closed-end funds with a strategy of investing in municipal securities have also approved a reorganization into MFM, subject to approval by each such fund’s shareholders (the “Reorganization”). This Reorganization is part of a broader proposal that would:

•	Appoint abrdn Inc. (“Aberdeen”), VFL’s current adviser, to serve as the investment adviser to MFM, subject to approval by MFM shareholders; and
•	Appoint the incumbent VFL trustees plus one additional independent trustee to serve as MFM’s board of trustees, which is also subject to approval by MFM’s shareholders.

Upon closing, it is intended that MFM’s name will change from “MFS Municipal Income Trust” to “Aberdeen Municipal Income Fund,” but the ticker symbol will not change.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: February 10, 2026

The strategic objective of the Reorganization is to create scale for the benefit of shareholders. Aberdeen believes that the Reorganization will help ensure the viability of a closed-end fund with a municipal-investments strategy for the benefit of long-term VFL shareholders.

The term “Combined Fund” refers to MFM after the consummation of the Reorganization.

A potential for significant increase in scale is anticipated to result in improved liquidity and a smaller bid-ask spread. For instance, assuming that the Combined Fund has a trading volume relative to net assets similar to industry peers, the Combined Fund’s daily trading volume in dollars is expected to average close to $2 million; VFL generally has a daily trading volume in dollars of less than $400,000 per day. This increased liquidity, along with improved marketability, should help to reduce the Combined Fund’s discount to net asset value.

The proposal is subject to certain conditions, including shareholder approval. VFL’s common and preferred shareholders of record as of December 11, 2025 (the “Record Date”) will be asked to vote on the proposal at a special meeting, scheduled for March 11, 2026. If approved, the Reorganization is expected to close late in the second quarter of 2026.

Why am I being asked to vote?

As a shareholder of VFL on the Record Date, you have voting rights and are being asked to vote on the Reorganization of VFL into MFM. If approved, VFL would transfer substantially all of its assets to MFM, and MFM would assume all liabilities of VFL, in exchange solely for newly issued common shares of MFM (although cash may be distributed in lieu of any fractional shares).

What happens to my investment in VFL and to my VFL shares if the Reorganization is approved?

If the Reorganization is approved, your VFL shares will be exchanged for Combined Fund shares on a NAV basis, which means that you would hold the same net asset value of the Combined Fund that you held in VFL (less any cash received in lieu of any fractional shares). This ensures that the Reorganization does not dilute the net asset value of the common stock of VFL or MFM shareholders.

For instance, if on the date the transaction closes, MFM’s NAV is $6.00 and VFL’s NAV is $12.00, you would receive 2 shares of MFM for every 1 share of VFL that you owned, regardless of the market share price at which MFM or VFL had been trading.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: February 10, 2026

What would the Tax consequences of a Reorganization be?

The Reorganization is intended to qualify as a tax-free reorganization by complying with the requirements for a tax-free reorganization under the Internal Revenue Code of 1986, as amended.

As a tax-free reorganization, in general, common shareholders of VFL will recognize no gain or loss for U.S. federal income tax purposes upon the exchange of their shares for MFM shares pursuant to the Reorganization (except with respect to cash that shareholders may receive in lieu of fractional shares).

However, the portfolio turnover that will be necessary pre- and post-Reorganization may generate realized capital gains.

What happens to my distribution?

Aberdeen intends to propose a stable distribution policy for the Combined Fund which will seek to pay a monthly distribution equivalent to an annualized rate of 6% of the Combined Fund's NAV as of or close to the closing date of the Reorganization, which would be subject to annual and, as needed, regular reviews by the Combined Fund's Board following the Reorganization. This would represent an increase of approximately 14.5% from the current VFL distribution which as of November 30, 2025, was equivalent to an annualized rate on NAV of 5.24%.

What are the costs and expenses of the Combined Fund going to be?

Aberdeen has agreed to enter into an expense limitation agreement with the Combined Fund to cap the Total Expense Ratio (“TER”) of the Combined Fund at 0.67% of managed assets for a minimum of two years from the closing date of Reorganization.

VFL is currently operating under an expense limitation agreement which limits the TER to 1.07% on net assets which, as of September 30, 2025, equates to a ratio of 0.63% on managed assets. This waiver will expire in June 2026 after which, based on current assets and expenses, the VFL TER without the current cap will be 0.70% on managed assets. The 0.67% expense cap on managed assets for the Combined Fund will therefore provide VFL shareholders with longer term certainty of expenses in the Combined Fund for at least two years after the closure of the Reorganization at a level lower than would otherwise be experienced after the existing expense cap expires in June 2026.

Who will pay for the costs associated with the Reorganization?

Legal, proxy solicitation, printing and mailing costs related to the Reorganization will not be borne by VFL or MFM. MFS and Aberdeen are paying for these costs.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: February 10, 2026

There will be portfolio turnover in connection with the Reorganizations. Related transaction costs—such as brokerage commissions, transaction charges, or related fees—would be incurred by VFL for portfolio changes made prior to the Reorganization (including deleveraging) and by the Combined Fund for portfolio changes made after the Reorganization.

While these transaction costs are subject to market conditions at the time the transactions occur, an estimate of the costs is disclosed in the proxy materials.

Will the Combined Fund’s portfolio investments be different than VFL?

The same portfolio management and investment analyst team currently managing VFL will manage the Combined Fund.

The investment objectives of VFL and the Combined Fund are similar:

•	The Combined Fund’s investment objective is to seek high current income exempt from U.S. federal income tax but may also consider capital appreciation.
•	VFL is similar in that it seeks to provide current income exempt from regular federal income tax, consistent with the preservation of capital.

The principal investment strategies of VFL and the Combined Fund are similar; however, there are certain important differences. The similarities and differences are detailed below:

Similarities

•	Both invest at least 80% of assets in municipal bonds (tax-exempt from U.S. federal income tax).
•	Both can invest 25% or more in municipal bonds financing similar projects.
•	Neither fund can concentrate in one industry (per 1940 Act).
•	Both may invest heavily in specific states or regions.
•	Both can invest in taxable fixed-income instruments.
•	Both consider ESG factors when evaluating investments.
•	Both can use leverage (borrowed money) within 1940 Act limits.
•	Both may issue preferred shares to create leverage.

Key Differences

•	Below Investment Grade Bonds:
o	VFL: Limited to 20%.
o	Combined Fund: Can invest up to 100% in lower-quality bonds.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: February 10, 2026

•	Maturity Target:
o	VFL: Aims for average maturity of 15–30 years.
o	Combined Fund: No set maturity range.
•	Illiquid Securities:
o	VFL: Limited to 15% of assets.
o	Combined Fund: No limit.
•	Derivatives Use:
o	VFL: Uses swaps, options and over-the-counter derivative transactions.
o	Combined Fund: Can use derivatives broadly (market exposure, interest rates, currency, etc.).

The primary strategies of the Combined Fund and VFL are included in Exhibit A.

Is the Reorganization subject to any contingencies?

As noted previously, this Reorganization is part of a broader proposal. The completion of the Reorganization is subject to certain conditions that will be explained fully in the proxy materials. If shareholders do not approve the Reorganization or if the other conditions are not satisfied or waived, then the Reorganization will not be completed.

For VFL to participate in the broader proposal:

•	Its shareholders will have to approve its Reorganization;
•	MFS High Income Municipal Trust (“CXE”) shareholders will have to approve its reorganization into MFM;
•	MFM’s shareholders will have to approve the issuance of its shares to complete the Reorganization, appointment of Aberdeen as investment adviser, and approval of the VFL Board with an additional independent trustee to serve as the Combined Fund Board.

If these above conditions are not met or waived, VFL will continue to operate as a standalone fund managed by Aberdeen in accordance with its current investment objective and investment policies.

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: February 10, 2026

Exhibit A

Primary Strategies of the Combined Fund and VFL

Combined Fund (MFM)

The Combined Fund invests, under normal market conditions, at least 80% of its net assets, including assets attributable to preferred shares and borrowings, in municipal bonds. In pursuing its investment strategy, the Combined Fund may:

•

Invest 25% or more of its total assets in municipal instruments that finance similar projects;

•

Invest in instruments subject to the U.S. federal alternative minimum tax;

•

Invest up to 100% of its assets in below investment grade quality debt instruments;

•

Invest a significant percentage of its assets in issuers in a single state, territory, or possession, or a small number of states, territories, or possessions;

•

Use derivative instruments for any investment purpose;

•

Use leverage to the extent permitted under the 1940 Act.

The Combined Fund may additionally and to a lesser extent invest in taxable fixed income instruments.

VFL

VFL invests, under normal market conditions, at least 80% of its net assets in municipal obligations. In pursuing its investment strategy, VFL may invest without limitation in insured or uninsured, investment grade municipal obligations and may:

•

Invest more than 25% of its total assets in municipal obligations relating to similar types of projects or with similar economic, business, or political characteristics;

•

Invest in instruments subject to the U.S. federal alternative minimum tax;

•

Invest up to 20% of its net assets in below investment grade quality municipal obligations;

•

Invest a significant percentage of its assets in issuers in a single state, territory, or possession, or a small number of states, territories, or possessions;

•

Invest without limit in advance refunded bonds;

•

Invest without limit in high quality, short-term tax-free instruments;

•

Invest up to 15% of assets in restricted securities determined to be illiquid;

•

Invest without limit in municipal lease obligations;

•

Invest in zero coupon bonds;

•

Buy or sell instruments on a when-issued or delayed delivery basis;

•

Not invest more than 25% of its total assets in bonds issued by companies in the same industry;

Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: February 10, 2026

•

Enter into swap transactions, including credit default, total return, index and interest rate swap agreements, as well as options thereon, and may purchase or sell interest rate caps, floors and collars. The Fund may enter into over-the-counter derivatives transactions (swaps, caps, floors and puts);

•

Use leverage to the extent permitted under the 1940 Act.

VFL’s portfolio will normally have a dollar weighted average effective maturity of between 15 and 30 years.